October 1, 2010

Mr. Jim B. Rosenberg
Mr. James Peklenk
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

Re:           American Safety Insurance Holdings, Ltd.
Form 10-K for the fiscal year ended December 31, 2009,
filed March 16, 2010
Form 10-K/A filed April 29, 2010
Form 10-Q for the quarter ended June 30, 2010, filed
August 9, 2010.
File No. 001-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), I am providing responses to the Staff’s comment letter dated September 7, 2010.  The comments relate to the Company’s Form 10-K for the year ended December 31, 2009, Form 10-K/A and Form 10-Q for the quarter ended June 30, 2010.  To facilitate your review, the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Item 11. Executive Compensation
Compensation Discussion and Analysis
Targeted Overall Compensation for 2009, page 3

Comment 1.
We note your disclosure on page 3 of your Form 10-K/A that   compensation levels at your peer companies were surveyed and taken into account in setting your compensation levels.  In that regard, please provide draft revised disclosure to include in an amendment to your Form 10-K which identifies the name of each of the companies which are included in your peer group and the characteristics of the companies which prompted you to include them in your survey and analysis.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We would propose for our disclosure in future Form 10-Ks to read substantially as follows, appropriately updated:

Base compensation generally is established at a level competitive with a defined peer group generally at least at the 50th percentile of peer data. Total direct compensation will be targeted at up to the 75th percentile when performance goals are achieved. The peer data for 2009 was prepared by Lockton Companies LLC and included information with respect to the following companies: American Physicians Capital Inc.; American Physicians Service Group, Inc.; Amerisafe Inc.; Amtrust Financial Services, Inc.; Baldwin & Lyons Inc.; Donegal Group Inc.; Eastern Insurance Holdings; Employers Holdings; First Mercury Financial Corp; FPIC Insurance Group Inc.; Hallmark Financial Services Inc.; Meadowbrook Insurance Group Inc.; Mercer Insurance Group Inc.; National Interstate Corp.; NYMagic Inc.; PMA Capital Corp.; Seabright Insurance Holdings Inc.; Specialty Underwriters Alliance, Inc.; Tower Group, Inc.; and United America Indemnity, Ltd.  While the Company is not aware of any company that is identical in structure, size, lines of business and US and Bermuda operations, each of the companies included in the peer group is a small to mid-cap sized specialty insurer or reinsurer that has characteristics that Lockton and the Company believe qualify them to be appropriate points of comparison.  The goal of our compensation program is to fairly compensate our executives in a manner to be competitive with comparable employers and to align our executive’s incentives with the short-term operational and financial success of the Company and the long-term interests of the Company and its shareholders.

We note that the absence of peer identification is not likely to be material to a decision to invest in our securities and, therefore, believe that an amendment to our Form 10-K should not be required.

Comment 2.  We note your disclosure that incentive awards are determined based upon achievement of annual financial targets and established qualitative goals as well as meeting certain personal goals.  Further, we note your disclosure of examples of the types of corporate and individual performance goals established by the committee for evaluating achievement and awarding cash bonuses and equity awards.  Please provide draft revised disclosure to include in an amendment to your Form 10-K, which expands your disclosure to include:

•   Specifically identified individual and corporate performance objectives applicable to each named executive officer and used to determine their annual cash bonuses and equity award and how each objective was weighed, if applicable.  To the extent that any of your performance objectives were quantitative, your disclosure should also be quantitative.
•   The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
• The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded.
• The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them.
• Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Response:

American Safety is a relatively small company with a market cap of only $169 million at August 3, 2010 and a total of fewer than 200   employees.  Accordingly, the compensation setting process is not as complex or sophisticated as would be the norm at larger public companies and, as a result, the process is more subjective and disclosure of the process is inherently more limited.

Depending on which named executive officer is involved and his or her personal circumstances, the disclosure that you are requesting may involve highly confidential and personal information that the Company simply is not prepared to disclose.  For instance, if one of a Named Executive Officer’s (NEO”) objectives were to replace specifically named personnel or execute a reduction in force, it would be most inappropriate to discuss the existence or achievement of that objective in a public filing.  Moreover, in some instances disclosure could violate privacy and other laws.  We also note that while Regulation S-K, Item 402(b)(1) sets forth six areas that must be described (“[t]he discussion shall describe” emphasis added), Item 402(b)(2) provides that a registrant “may,” not “shall,” make disclosures of this nature, thereby leaving discretion to registrants to determine what to include.

However, the Company acknowledges that there are intermediate levels of disclosure and that we can expand somewhat that which we disclosed in the Form 10-K/A.  We would propose for our disclosure in future 10-Ks to read as follows, appropriately updated:

The Company’s bonus plan as it relates to each named executive officer (NEO) has both corporate and personal performance goals established on an annual basis.  Pursuant to the plan, bonuses for NEO’s are based 80% on the achievement of the corporate goals and 20% on the achievement of the particular NEO’s personal goals. The Board of Directors sets the corporate goals based on the budget.   Mr. Crim, the CEO, works directly with the Compensation Committee and the other NEOs to formulate and approve their respective personal goals at the beginning of the year and the Compensation Committee formulates and approves Mr. Crim’s personal goals.  At the end of the year, Mr. Crim assesses the achievement of these goals with respect to the other NEOs and the Compensation Committee assesses the achievement of these goals with respect to Mr. Crim.

The goals are intended to reflect the attainment of targets that are primarily designed to further the objectives of the Company’s strategic plan, which is updated each year.  For 2009 (the year covered by the 2010 proxy statement), the Board based 100% of the corporate component of the bonus plan on the achievement of an established  return on equity target and net income of $22.4 million (the “2009 Annual Objective”).

Mr. Crim and Mr. Scollo, as CEO and COO, respectively, also had two personal goals based on corporate performance.  These goals were to reduce the Company’s expense ratio and to increase underwriting profitability.  Mr. Cloutier, who has specific business unit oversight with respect to the Company’s Bermuda operations, focused primarily on achieving the 2009 Annual Objective by pursuing achievement of the targeted earnings of $900,000 for the assumed reinsurance division of business and reducing expenses with respect to his business unit.  Mr. Haushill, as CFO, primarily focused on achieving the 2009 Annual Objective through developing and implementing a talent management process for the financial organization and developing a strategy for capital deployment and acquisition.  Mr. Hutto, as the Company’s General Counsel, focused primarily on ensuring that the legal department provided outstanding legal services to the Company, monitoring regulatory compliance, and assessing the impact of potential tax legislation.

For the year ended December 31, 2009, the Company achieved a return on equity of 10.8% and had net earnings of $24.3 million, exceeding the 2009 Annual Objective.  As a result, 80% of the targeted bonus was achieved for all NEO’s.  The Compensation Committee reviewed and assessed Mr. Crim’s achievement of his personal goals and Mr. Crim’s evaluation of Mr. Scollo’s achievement of his personal goals and determined that the goals had been achieved so that the 20% of targeted bonus based on achievement of their personal goals was also met.  Mr. Crim reviewed and assessed the achievement by the other NEOs of their respective personal goals.  Payment of bonuses at the level recommended by Mr. Crim based upon achievement of the 2009 Annual Objective (80% of target) and Mr. Crim’s assessment of achievement of the NEO’s personal goals (20% of target) was approved by the Compensation Committee. As discussed below under 2009 Long-Term Incentive Plan, the target incentive compensation for 2009 was equal to a cash bonus equal to 40% of salary and an equity component equal to specified percentages of salary depending upon the specific NEO.

We note that the absence of this level of granular discussion is unlikely to be material to a decision to invest in our securities and, therefore, an amendment to our Form 10-K should not be required.

Compensation Risks, page 11.

Comment 3.
We note your statement that the “Compensation Committee does not believe that the mix and design of the elements of compensation encourage the assumption of excessive or inappropriate risk or that our compensation structure is reasonably likely to have a material adverse effect on the Company.”  Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Response:

Regulation S-K, Item 402(s) requires in relevant part “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.“  Given that the Company does not believe that the “risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the” Company, no disclosure is required under Regulation S-K, Item 402(s).  However, in order to disclose to shareholders that the Compensation Committee had considered the issue, the Company elected to include the Compensation Committee’s general conclusion regarding risk and compensation in the Form 10-K/A despite not being required to include any specific disclosure on this subject.

The Company’s incentive compensation is based primarily on profitability. The Company monitors investment risk, pricing risk, reserving risk, claims handling risk, underwriting risk, IT risk, financial reporting risk, Catastrophic risk, etc. Reserves are determined by independent actuaries. To the extent that more risk is assumed, it would be reflected in the actuarial review.  The Compensation Committee feels that this monitoring provides sufficient controls and warnings related to increased risks or changes in risk profile to mitigate any effects incentive compensation may have. Furthermore, we are aware of no recognized objective systems for assessing the impact of compensation on enterprise risk.  The systems that recently have been developed by compensation consulting firms remain unproven and not yet reliable from a governance perspective.  As a result, any assessment by a compensation committee of the risk impact of compensation is inherently subjective.  In the Company’s case, the Compensation Committee considered the structure of the controls in place, compensation (rewards at the executive level tied primarily (80%) to achievement of overall corporate goals), the level of compensation as compared to other companies, and the portion of the compensation that was non-salary, and subjectively concluded that the risks to the Company from this compensation structure were not material.  Similar conclusions were reached for employees generally for the same or similar reasons.  Total incentive compensation paid with respect to 2009 amounted to 14% of total compensation.  Given the small size of the Company as noted above, and the Compensation Committee’s conclusion that a material adverse effect on the Company as a result of compensation policies is not reasonably likely, we believe that any further analysis, or the retention of professional advisors in this context, would not have been a prudent use of time and resources.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reserves, page 59

Comment 4.
If a policy exists for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries, provide us with draft revised disclosure to include in future filings beginning with your September 30, 2010 Form 10-Q to disclose the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations.  Adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.  For adjustments or reversals made, disclose the amount of the adjustment or reversal and the specific underlying reasons why management believes the adjustment or reversal was necessary.

Response:

Currently, the Company does not have a formal policy of adjusting the actuarially determined liability for unpaid claims and claims adjustment expenses, and the Company reports the actuarially determined liability. However, should the Company deviate from reporting the actuarial estimates at some point in the future, the Company will disclose the rationale for such adjustment.

Form 10-Q for the Quarterly Period ended June 30, 2010

Item 1.  Financial Statements
Note 6 – Fair Value Measurements, page 13

Comment 5.
Please provide us with draft revised disclosure to include in future filings beginning with your September 30, 2010 Form 10-Q for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06.  Please refer to ASC 820-10-55-22A for examples of the inputs to be disclosed.

Response:

We would propose to provide disclosure for assets and liabilities classified as Level 2 and Level 3 in Footnote 6 in future filings consistent with the following, appropriately updated:

Note 6 –Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.  Market participants are buyers and sellers in the principal (or most advantageous) market that are independent, knowledgeable, able to transact for the asset or liability and willing to transact for the asset or liability.

We determined the fair values of certain financial instruments based on the fair value hierarchy established in “Fair Value Measurements”, topic ASC 820-10-05.  Valuation techniques consistent with the market approach, income approach and /or cost approach are used to measure fair value. The inputs of these valuation techniques are categorized into three levels. The guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Our Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the reporting date. The Company receives one quote per instrument for Level 1 inputs.

Our Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The Company receives one quote per instrument for Level 2 inputs.

Our Level 3 inputs are valuations based on inputs that are unobservable. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company receives fair value prices from its third-party investment managers who use an independent pricing service.  These prices are determined using observable market information such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things.  The Company has reviewed the processes used by the third party providers for pricing the securities, and has determined that these processes result in fair values consistent with the GAAP requirements.  In addition, the Company reviews these prices for reasonableness, and has not adjusted any prices received from the third-party providers as of September 30, 2010.

Assets measured at fair value on a recurring basis are summarized below:

As of June 30, 2010
Fair Value Measurements Using
(dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Fixed Maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$30,779	$42,240	$-	$73,019
States of the U.S. and political subdivisions of the states	-	25,054	-	25,054
Corporate securities	-	322,692	-	322,692
Mortgage-backed securities	-	37,578	-	37,578
Commercial mortgage-backed securities	-	249,401	-	249,401
Asset-backed securities	-	27,305	-	27,305
Total fixed maturities	$30,779	$704,270	$-	$735,049
Equities securities	5,776	-	5,082	10,858
Short term investments	32,708	-	-	32,708

Total	$69,263	$704,270	$5,082	$778,615

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (dollars in thousands)

Level 3 Financial Instruments	Equities

Balance at December 31, 2009	$5,082
Total gains(losses) realized (unrealized):
Included in earnings	-
Included in other comprehensive income	-
Net purchases, sales & distributions	-
Net transfers in (out of) Level 3	-
Balance at June 30, 2010	$5,082

Change in net unrealized gains relating to assets still held at reporting date	$-

There were no transfers in and out of Level 1 and 2 categories during the first six months of 2010.

A description of the Company’s inputs used to measure fair value is as follows:

Fixed Maturities (Available for Sale) Levels 1 and 2
•	United States Treasury securities are valued using quoted (unadjusted) prices in active markets and are therefore shown as Level 1.
•	United States Government agencies are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by third party pricing services using observable inputs.
•
States of the U.S. and political subdivisions of the states are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by third party pricing services using observable inputs.

•	Corporate securities are reported at fair value utilizing Level 2 inputs. These fair value measurement are provided by third party pricing services using observable inputs
•	Mortgage-backed securities are reported at fair value utilizing Level 2 inputs. These fair value measurement are provided by third party pricing services using observable inputs
•	Commercial mortgage-backed securities are reported at fair value utilizing Level 2 inputs. These fair value measurement are provided by third party pricing services using observable inputs
•	Asset-backed securities are reported at fair value utilizing Level 2 inputs. These fair value measurement are provided by third party pricing services using observable inputs

Equity Securities Level 1- For these securities fair values are based on quoted market prices (unadjusted) in active markets.

Equity Securities Level 3 - For this equity fund, the Company was unable to use observable market inputs and management used assumptions that market participants might use.

Short-term Investments are reported at fair value using Level 1 inputs.

Cash and cash equivalents - The carrying amounts approximate fair value because of the short-term maturity of those instruments.

Premiums receivable - The carrying value of premiums receivable approximates fair value due to the short-term nature.

Reinsurance recoverables - The carrying value of re-insurances receivables approximate fair value.

Long-term debt - The carrying value of those notes is a reasonable estimate of fair value.

Per the Staff’s request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have questions about any of the Company’s responses or have additional comments, please contact me.

Sincerely,

Randolph L. Hutto
General Counsel

cc:  Brinkley Dickerson, Esq.
       Mark W. Haushill